Exhibit 99.1

Qiao Xing Universal: Redeployment of Low Cost Base Band Chip and Low Cost GSM Mobile
Phone Handset Business

     HUIZHOU, Guangdong, China, Dec. 24 /Xinhua-PRNewswire/ — Qiao Xing Universal Telephone, Inc (Nasdaq: XING) today announced that after carefully considering the current stage of technological development in the Hui Zhou Cosun-Celbon Communication Technology Co.,Ltd (JV Company), the partners involved in the JV, have decided to temporarily suspend their low cost base band chips for GSM mobile phone handsets project in the JV company. Huizhou Qiao Xing Communication Industry, Limited (HZQXCI), another subsidiary of the Company, picked up some of the orders originally intended for the JV. Rapid growth of ‘COSUN’ brand lower end mobile phone handset business in HZQXCI.

     The JV Company was formed in August 2004 principally by XING’s subsidiaries Qiao Xing Mobile Communications Company Limited, HZQXCI, and Celbon of Korea (Celbon). The business plan of the JV at that time was to develop low cost chips for mobile phone handsets and to produce low cost GSM mobile phone handsets. Soon after its establishment, a large number of orders came in from mobile phone handset distributors in China and abroad. However, because further time is needed to reinforce the stability of its GSM base band chips’ technical performance, it was decided not to produce on a large scale at this time. The Joint Venture partners therefore decided that the project would be postponed. It would be resumed at a later date if or when technological conditions have improved to a point where this project is viable.

     Mr. Wu Rui Lin, Chairman of XING, said, “So far the operations of the joint venture company have been on a limited scale. Except for a small amount of personnel costs, few expenses have been incurred by the joint venture. Continuing the project would have entailed a huge amount of expenses, which would have been spent prematurely without a reasonable chance of an early successful outcome. Temporarily suspending the project at the joint venture level has effectively limited the investment risk for its partners.

     “The suspension of the joint venture project would not cause us any breach or default of the purchase orders we have received. All the purchase orders were made subject to the stability of the chips’ technical performance and the receptiveness of the products by the market. After the temporary suspension of the project, some of the customers of the joint venture indicated their wish to work with XING. After negotiation, they issued new orders with new prices and new specifications to HZQXCI to produce low end mobile phone handset products.

     “HZQXCI is not new to the mobile phone handset manufacturing business. In recent years, in addition to being XING’s operating subsidiary for the indoor phone business, HZQXCI has been engaging in the design and production management of GSM mobile phone handsets for CEC Telecom Company, Limited (“CECT”), a subsidiary of XING, under the ‘CECT’ brand. However, for a few months, HZQXCI also has its brand of mobile phone handset products. To capture the mass market, HZQXCI has recently introduced the “COSUN” brandname of mobile handsets. This means that XING now has two mobile phone handset brands on the market that offer a comprehensive product mix. The existing brand, ‘CECT,’ from its subsidiary CECT, targets the higher end market while the new brand, ‘COSUN’, from HZQXCI focuses primarily on the lower end market.

     Mr. Wu added, “We have been prudent and conservative while preparing our sales forecasts, so income from the joint venture was not included in the estimates we previously announced.

     “With the enriched product mix from the “COSUN” brand offerings, the year 2004 would see sales of 400,000 pieces of COSUN brand mobile phone handsets by HZQXCI. It is forecasted that production of low end models by HZQXCI would increase to about 1.5 million pieces for 2005, for sales revenue of about US$180 million. The year 2005 should also see significant increase in sales revenue and profits compared with previous periods in XING.”

     About Qiao Xing Universal Telephone, Inc.

     In August 1995, Qiao Xing Universal Telephone, Inc. became one of the largest and first telephone manufacturers in China to receive the ISO 9001 Quality System Accreditation award. The Company currently distributes over 200 models of corded and cordless telephones through an extensive network of more than 5,000 retail stores throughout China. In May 2002, Qiao Xing’s 80 percent owned subsidiary Qiao Xing Mobile Communication Co., Ltd. acquired a 65 percent interest in CEC Telecom Ltd (CECT), which was formally approved by all the necessary government authorities on 8 Feb 2003. For more details, please visit http://www.cosun-xing.com .

     Forward-looking statements

     This release contains certain forward-looking statements concerning recent and future economic performance and the plans and objectives of management for future operations. These forward-looking statements can be identified by the use of such words as “project,” “expect” and “anticipate,” and variations of such words. Such forward-looking information involves risks and uncertainties that include, but not limited to, those relating to economical, political, legal and social conditions in the People’s Republic of China, dependence upon key management personnel, competition, material factors relating to the operations of the business, and domestic and global economic conditions.

     For more information, please contact:

Rick Xiao, IR Director,
Qiao Xing Universal Telephone, Inc.
Email: rickxiao@qiaoxing.com

SOURCE Qiao Xing Universal Telephone, Inc.

-0-                    12/24/2004

     /CONTACT: Rick Xiao of Qiao Xing Universal Telephone, +86-752-282-0268, or rickxiao@qiaoxing.com /

/Web Site: http://www.cosun-xing.com